Safari Holding Corporation

1901 Campus Place

Louisville, Kentucky 40299

May 17, 2007

Re:	Safari Holding Corporation

Form 10 Filed on March 23, 2007

File Number 001-33380

VIA EDGAR

Securities and Exchange Commission

100 F St., N.E.

Washington, DC 20549

Ladies and Gentlemen:

Safari Holding Corporation hereby requests the withdrawal of the above-referenced Form 10 (File Number 001-33380). The Form 10 is being withdrawn as a response to comment 1 in the letter from the Staff of the Securities and Exchange Commission dated April 27, 2007.

Your assistance in this matter is greatly appreciated. Please feel free to contact the undersigned at (502) 263-7216 with any questions.

Sincerely,

Safari Holding Corporation

/s/ Gregory Weishar
Gregory Weishar
Chief Executive Officer